Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 20, 2024

References are made to the Notice (the “Notice”) of Annual General Meeting (the “AGM”) dated May 21, 2024 and the circular to the shareholders of the Company of even date (the “Circular”) of Tuya Inc. (the “Company”). Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular and the Notice.

The Board is pleased to announce that the AGM was held at 3:00 p.m., Hong Kong time, on June 20, 2024 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China.

All resolutions proposed at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 574,592,599 Shares, comprising 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares, which was the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions proposed at the AGM. There was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution proposed at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions numbered 1 to 10 proposed at the AGM was 574,592,599 Shares, comprising 504,387,299 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares. As at the date of this announcement, there were (i) no treasury shares held by the Company (including any treasury shares held or deposited with CCASS), and (ii) no repurchased Shares (including Class A Ordinary Shares and Class B Ordinary Shares) which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the AGM.

According to the Company’s ninth amended and restated memorandum and articles of association:

(i)	with regard to the resolutions numbered 1, 2(a)(i), 2(b), 3, 4, 5, 7(a), 7(b), 8, 9 and 10, each Class A Ordinary Share shall entitle its holder to one vote and the exercise of voting rights attached to each Class B Ordinary Share will be capped at ten votes on a poll at the AGM; and

(ii)	with regard to the resolutions numbered 2(a)(ii), 2(a)(iii) and 6, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions proposed at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023 and the report of the auditor thereon.	Class A Ordinary Shares	269,307,136 (99.999707%)	790 (0.000293%)	701 (-)	269,307,926	269,307,926
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	971,360,136 (99.999919%)	790 (0.000081%)	701 (-)	339,513,226	971,360,926
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2.(a)(i)	To re-elect Mr. WANG Xueji as an executive Director.	Class A Ordinary Shares	249,271,345 (91.877816%)	22,036,088 (8.122184%)	1,194 (-)	271,307,433	271,307,433
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	951,324,345 (97.736081%)	22,036,088 (2.263919%)	1,194 (-)	341,512,733	973,360,433
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2.(a)(ii)	To re-elect Mr. HUANG Sidney Xuande as an independent non- executive Director.	Class A Ordinary Shares	270,894,783 (99.848456%)	411,149 (0.151544%)	2,694 (-)	271,305,932	271,305,932
		Class B Ordinary Shares	70,205,300 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	70,205,300
		TOTAL NUMBER (CLASS A & CLASS B)	341,100,083 (99.879609%)	411,149 (0.120391%)	2,694 (-)	341,511,232	341,511,232
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2.(a)(iii)	To re-elect Mr. KUOK Meng Xiong (alias GUO Mengxiong) as an independent non-executive Director.	Class A Ordinary Shares	260,464,085 (96.003828%)	10,841,852 (3.996172%)	2,689 (-)	271,305,937	271,305,937
		Class B Ordinary Shares	70,205,300 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	70,205,300
		TOTAL NUMBER (CLASS A & CLASS B)	330,669,385 (96.825331%)	10,841,852 (3.174669%)	2,689 (-)	341,511,237	341,511,237
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2.(b)	To authorize the Board or the Compensation Committee to fix the remuneration of the Directors.	Class A Ordinary Shares	271,229,534 (99.977887%)	59,990 (0.022113%)	18,503 (-)	271,289,524	271,289,524
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	973,282,534 (99.993837%)	59,990 (0.006163%)	18,503 (-)	341,494,824	973,342,524
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
3.	To grant a general mandate to the Directors to issue, allot, and deal with Class A Ordinary Shares and/or ADSs of the Company, or sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution.	Class A Ordinary Shares	252,869,229 (93.212410%)	18,413,564 (6.787590%)	25,166 (-)	271,282,793	271,282,793
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	954,922,229 (98.108200%)	18,413,564 (1.891800%)	25,166 (-)	341,488,093	973,335,793
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
4.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company (excluding any treasury shares) as of the date of passing of this resolution.	Class A Ordinary Shares	271,296,897 (99.998635%)	3,704 (0.001365%)	8,026 (-)	271,300,601	271,300,601
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	973,349,897 (99.999619%)	3,704 （0.000381%)	8,026 (-)	341,505,901	973,353,601
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares and/or ADSs, or sell and/ or transfer additional Shares out of treasury that are held as treasury shares, in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A Ordinary Shares	253,041,704 (93.267431%)	18,265,976 （6.732569%)	947 (-)	271,307,680	271,307,680
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	955,094,704 (98.123411%)	18,265,976 (1.876589%)	947 (-)	341,512,980	973,360,680
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
6.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.	Class A Ordinary Shares	271,302,913 (99.998538%)	3,966 (0.001462%)	1,749 (-)	271,306,879	271,306,879
		Class B Ordinary Shares	70,205,300 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	70,205,300
		TOTAL NUMBER (CLASS A & CLASS B)	341,508,213 (99.998839%)	3,966 (0.001161%)	1,749 (-)	341,512,179	341,512,179
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
7(a).	To approve and adopt the 2024 Share Scheme.	Class A Ordinary Shares	249,255,155 (91.872455%)	22,050,488 (8.127545%)	2,984 (-)	271,305,643	271,305,643
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	951,308,155 (97.734598%)	22,050,488 (2.265402%)	2,984 (-)	341,510,943	973,358,643
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
7(b).	To terminate the 2015 Equity Incentive Plan.	Class A Ordinary Shares	271,296,213 (99.995778%)	11,454 (0.004222%)	961 (-)	271,307,667	271,307,667
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	973,349,213 (99.998823%)	11,454 (0.001177%)	961 (-)	341,512,967	973,360,667
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
8.	To approve and adopt the Scheme Limit under 2024 Share Scheme.	Class A Ordinary Shares	248,085,528 (91.440770%)	23,221,819 (8.559230%)	1,274 (-)	271,307,347	271,307,347
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	950,138,528 (97.614263%)	23,221,819 (2.385737%)	1,274 (-)	341,512,647	973,360,347
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
9.	To approve and adopt the Service Providers Limit under 2024 Share Scheme.	Class A Ordinary Shares	248,086,818 (91.441181%)	23,220,722 (8.558819%)	1,081 (-)	271,307,540	271,307,540
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	950,139,818 (97.614376%)	23,220,722 (2.385624%)	1,081 (-)	341,512,840	973,360,540
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
10.	To approve the Potential Treasury Securities Acquisitions (including the Acquisition Mandate) and to grant an advanced specific mandate to the Directors to conduct the Potential Treasury Securities Acquisitions not exceeding the Maximum Acquisition Amount.	Class A Ordinary Shares	271,294,816 (99.995295%)	12,765 (0.004705%)	1,046 (-)	271,307,581	271,307,581
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	973,347,816 (99.998689%)	12,765 (0.001311%)	1,046 (-)	341,512,881	973,360,581
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the AGM.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

All Directors of the Company, namely Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi, Ms. LIU Yao, Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason attended the AGM, either in person or via electronic means.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, June 20, 2024

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as the executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.